JCDecaux

08002851

SEC
Mail Processing
Section

MAY 27 2008

Washington, DC
101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, May 22, 2008

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication Extérieure

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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated May 20, 2008 regarding Elisabeth Cialdella's appointment as Marketing Manager of JCDecaux Airport France and JCDecaux Advertising ;
- A press release dated May 15, 2008 relative to the Annual General meeting of JCDecaux SA on May 14, 2008 regarding the headquarters of the JCDECAUX SA;
- A press release dated May 13, 2008 regarding the successful launch of the *Bicloo* in Nantes with more than 13.545 rentals in the space of just 7 days ;
- A press release dated May 7, 2008 regarding "la nouvelle campagne Schweppes, un avant goût d'été" ;
- A press release dated May 7, 2008 relative to "Tassimo qui s'expose au cœur de la ville !";
- A press release dated May 7, 2008 regarding "la première operation Innovate signée par Samsung en France";
- A press release dated May 6, 2008 regarding the first quarter revenues amounting to € 482,2 million which represents a solid organic revenue growth of 6.9 %.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Sandrine Ramus
Legal Affairs
Corporate Legal Counsel
Enc.

PROCESSED
JUN 02 2008
THOMSON REUTERS

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

Elisabeth Cialdella is appointed Marketing Manager of JCDecaux Airport France and JCDecaux Artvertising

Out of Home Media

Paris, 20 May 2008, Elisabeth Cialdella joined the Group on May 19, 2008 to assume responsibility as Marketing Manager of JCDecaux Airport France and JCDecaux Artvertising.

Elisabeth Cialdella (41) graduated from the INSEEC Paris School of Business Administration. She began her career in 1990 as Head of Media Advertising in Régie 5 (the advertising sales division of the La 5 TV channel). In 1992, she moved to France Télévisions Publicité to take up a position as Media Group Head within the Marketing & Research Department. In 1997, she was appointed Deputy to the Marketing Manager and Head of the Mediavision Research Department, cinema advertising sales. In 2002, Elisabeth became Director of Marketing & Communications of the free daily newspaper 20 Minutes France.

A member of the Management Committees of JCDecaux Airport and JCDecaux Artvertising, Elisabeth Cialdella reports to Albert Asséraf, Executive Vice-President Strategy, Marketing & Research of JCDecaux in France.

Elisabeth Cialdella succeeds Sandrine Mettetal, who previously held this function together with that of Marketing & Business Development Director for JCDecaux's Southern Zone Transport business, a position to which she now devotes herself exclusively, reporting directly to Jean-Charles Decaux.

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Annual General Meeting of JCDecaux SA on May 14. 2008

Out of Home Media

Paris, 15 May 2008– The combined Annual General Meeting of JCDecaux SA (Euronext Paris: DEC) was held on May 14, 2008.

This Annual Shareholders' meeting approved an increase of 5% in the dividend to 0.44€ and reported that, in the first quarter of 2008, revenues increased by 1.9% to €482.2 million on a reported basis, organic revenues increasing by 6.9% excluding acquisitions and the impact of foreign exchange.

At the end of the meeting, the Supervisory Board appointed Mr Jean-Charles Decaux Chairman of the Executive Board and Mr Jean-François Decaux Chief Executive Officer of JCDecaux SA.

For commercial and public representation purposes, Mr Jean-Charles Decaux and Mr Jean-François Decaux use the title "Co-Chief Executive Officer" of JCDecaux.

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m; Q1 2008 revenues: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Out of Home Media

Bicloo in Nantes: successful launch with more than 13,545 rentals in the space of just 7 days

Paris, May 13, 2008 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that *Bicloo* (the self-service bicycle hire scheme set up by the city of Nantes in the west of France) was officially launched in the city's Place Royale on Monday, May 5th, by Jean-Marc Ayrault, the Parliamentary Deputy and Mayor of Nantes. The self-hire scheme attracted a high number of users with more than 13,545 individual rentals in the space of just 7 days. More than 1,165 annual subscriptions and 5,197 short-term subscriptions have already been taken out.

Since it launched on May 5th, *Bicloo* has provided the public with access to 79 docking stations and 700 bicycles. *Bicloo* will enable users to take advantage of the large number of pedestrian facilities and bicycle lanes and paths created in the city. The installation of this bicycle hire scheme has resulted in 14 new jobs, bringing the number of people employed by the Regional Department to 140.

After dynamically pursuing the development of the self-service bicycle hire concept in France and overseas since the launch of Vélo'v in Lyon in May 2005, a growing number of cities now enjoy its innovative service: Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse, Amiens and Luxembourg. These 15 cities have already generated more than 30 million individual rentals! The world leader in self-service bicycle hire, JCDecaux is the only operator to allow users to take out a subscription at docking stations, thanks to an exclusive electronic payment system that provides extremely easy access, considerably simplifying the bicycle rental process.

Jean-Charles Decaux, co-CEO of JCDecaux, made the following statement: *"Thanks to Bicloo, a truly eco-friendly means of transport, JCDecaux is helping to improve the quality of life in Nantes. With more than 13,545 rentals in the space of just 7 days, we are delighted to see that the inhabitants of Nantes have already adopted this new type of individual public transport."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m; revenues for the first quarter of 2008: €482.2m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr



Schweppes, un avant goût d'été !

Schweppes donne le coup d'envoi de la saison estivale ! A cette occasion, la nouvelle campagne est déclinée de façon originale par JCDecaux Innovate grâce à la mise en place d'un double dispositif terrain surprenant (notamment à l'occasion du Festival de Cannes).

C'est tout d'abord à Paris que des showcases ont été transformés en véritables "aquariums". Les équipes techniques JCDecaux Innovate ont relevé un nouveau défi en intégrant à l'intérieur des caissons un liquide coloré et un système de bulles, afin de recréer fidèlement l'effet pétillant du Schweppes dans son verre.

A Cannes, des touches acidulées aux couleurs de la dernière campagne vont venir décorer les abribus, avec un habillage complet réalisé grâce à un adhésivage de la vitre arrière.

Basée sur une création signée FFL, la campagne est visible à Paris du 7 au 13 mai 2008, et à Cannes à partir du 14, dans le cadre d'un plan média signé KR Media.

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.



Neuilly, le 7 mai 2008


TASSIMO

Tassimo s'expose au coeur de la ville !

Kraft Foods France, déjà familier des dispositifs sur mesure que sait mettre en oeuvre le groupe JCDecaux, renouvelle sa confiance aux équipes Innovate à l'occasion de la sortie de sa toute dernière machine Tassimo, signée BOSCH.

Cette machine intelligente ouvre l'ère d'une nouvelle génération, plus facile à utiliser et à entretenir, pour un résultat parfait en un clin d'oeil. Au design élégant, la création BOSCH pour Tassimo s'offre un écrin sur mesure pour sa première rencontre avec le public. Un nouveau showcase à alcôves a été spécifiquement conçu pour l'événement afin d'offrir un véritable podium à la marque qui présente ainsi ses produits comme des oeuvres d'art.

Basé sur une création Ogilvy, ce dispositif qui intègre 20 showcases, est visible à Paris du 7 au 13 mai 2008 dans le cadre d'un plan média signé Mindshare.

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.

Neuilly, le 7 mai 2008

Nous contacter :
JCDecaux Innovate France
Tél : +33 (0)1 30 79 78 91


SAMSUNG

Samsung signe sa 1ère opération Innovate en France !

Pour communiquer sur la sortie de son nouveau produit phare de 2008, le Samsung U900, la marque a décidé de s'appuyer sur l'expertise technologique de JCDecaux Innovate, afin d'obtenir un support de communication au reflet de ses produits : innovant !

La principale révolution de ce téléphone par rapport à ses prédécesseurs réside dans son ergonomie. Grâce à son Touch Pad personnalisable, les fonctions du menu dans lequel vous naviguez s'affichent intuitivement, le tout sur un petit pavé tactile situé sous l'écran. Ainsi, par exemple, en mode musique, les icônes des fonctions musicales s'éclaireront sur le menu de navigation.

Pour recréer cette fonctionnalité, les équipes JCDecaux Innovate ont intégré des écrans de 10,4 pouces directement dans les showcases, en respectant scrupuleusement le design du visuel. Le rendu précis rend l'illusion parfaite.

Basée sur une création Cheil, la campagne est visible à Paris du 7 au 13 mai 2008, dans le cadre d'opérations spéciales orchestrées par Starcom Partenariat, au sein de la stratégie media signé Starcom.

JCDecaux Innovate est le département de JCDecaux dédié aux solutions de Communication Extérieure événementielles, dynamiques, audiovisuelles et interactives.

Neuilly, le 7 mai 2008

Nous contacter :
JCDecaux Innovate France
Tél : +33 (0)1 30 79 78 91

JCDecaux

First quarter 2008 revenues: €482.2 million solid organic revenue growth of 6.9%

Out of Home Media

Paris, 6 May 2008 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the three months ended 31 March, 2008. On a reported basis, revenues increased by 1.9% to €482.2 million compared to €473.1 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 6.9%, reflecting further double-digit growth in Transport offset by a slowdown in Street Furniture and Billboard activities which were impacted by softer market conditions in France and the United Kingdom.

Organic revenues grew faster than reported revenues mainly because of significant negative foreign exchange variations (weaker US dollar, British pound, Hong Kong dollar and Chinese yuan versus the euro compared to the same period last year). Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 5.2% organically.

Q1 Revenues	2008 (€m)	2007 (€m)	Reported growth (%)	Organic growth[1] (%)
Street Furniture	238.6	239.0	-0.2%	2.7%
Transport	134.7	120.6	11.7%	23.2%
Billboard	108.9	113.5	-4.1%	-1.5%
Total	**482.2**	**473.1**	**1.9%**	**6.9%**

(1) excluding acquisitions/divestitures and the impact of foreign exchange

Street Furniture revenues decreased by 0.2% to €238.6 million from €239.0 million in the first quarter of 2007. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 2.7% over the period. Core organic advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture products, rose by 1.4%.

France reported flat and the United Kingdom and Germany negative revenue growth due to challenging market conditions and a high 2007 comparable for the United Kingdom. This was more than offset by double-digit organic revenue growth in Central and Eastern Europe as well as in the Netherlands, while solid revenue growth was achieved in Scandinavia, Belgium and Southern Europe.

North America, Asia-Pacific and the Rest of the World produced double-digit organic revenue growth.

Transport revenues rose by 11.7% to €134.7 million from €120.6 million in the first quarter of last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 23.2%.

With the exception of the United Kingdom, where advertising revenues were down over the period, strong growth was achieved across all our major European Transport markets. Double digit revenue increases were achieved in Scandinavia as well as in Central and Eastern Europe, while strong growth was recorded in France and Southern Europe.

In the United States, strong double digit organic revenue growth was supported by increased revenues from the Los Angeles Airports, where the contract commenced in April 2007. In China, our Transport activity continued to generate double digit revenue growth, benefiting from increasing advertising spend ahead of the Beijing Olympics.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford · Middlesex TW8 9DN · Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer · 92200 Neuilly-sur-Seine · France · Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Billboard revenues decreased by 4.1% to €108.9 million from €113.5 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues were down by 1.5%.

While revenues decreased in the United Kingdom, due to soft market conditions and a high comparable in the first quarter of 2007, revenues achieved slight growth in France, supported by further innovations in sales and marketing. Double digit organic revenue growth was achieved in our largest billboard markets in Eastern Europe as well as in Southern Europe, while Ireland continued to grow satisfactorily over the period.

Commenting on the first quarter revenues and prospects for 2008, Jean-François Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said:

"Our first quarter revenues showed solid organic growth, principally driven by further double-digit growth from our Transport division.

With market conditions improving slightly in France and the UK from the second quarter onwards, we now expect organic revenue growth to be between 6 and 7% in 2008, slightly ahead of previous expectations. Growth is likely to be driven by a double-digit increase in our lower margin transport division, supported by improving trends in our street furniture and billboard divisions, the latter benefiting from the recently won French Railways contracts. We also anticipate a solid performance in the United States and the rest of Europe and a strong contribution from China and other emerging markets.»

Next information:
Annual Shareholders Meeting: 14 May 2008
Q2 2008 revenues & half year 2008 results: 1 August 2008 (before market)

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (351,000 advertising panels)*
- *No.1 worldwide in airport advertising with 145 airports and more than 300 transport contracts in metros, buses, trains and tramways (386,000 advertising panels)*
- *No.1 in Europe for billboards (215,000 advertising panels)*
- *No.1 in outdoor advertising in China (219,000 advertising panels in 23 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *952,000 advertising panels in 54 different countries*
- *Present in 3,400 cities with more than 10,000 inhabitants*
- *8,900 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

END